EXHIBIT 10.23
AMENDED EMPLOYMENT AGREEMENT
     THIS AGREEMENT (“Agreement”) amends and restates the Employment Agreement dated September 25, 2006 (the “Effective Date”), as amended, and is made and entered into by and between AtheroGenics, Inc., a Georgia corporation (hereinafter called the “Employer”), and Russell M. Medford, M.D., a resident of the State of Georgia (hereinafter the “Executive”).
WITNESSETH:
     WHEREAS, the Executive has been employed by Employer since 1993;
     WHEREAS, the Employer and Executive mutually desire that the Executive’s employment be continued; and
     WHEREAS, the Employer and Executive mutually desire to enter into an employment contract which will supersede any prior contracts;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:
     1. Period of Employment.
     In exchange for the compensation, benefits and perquisites described in this Agreement, and upon such other terms and conditions hereinafter set forth, the Employer agrees to employ the Executive for the “Period of Employment” (as hereinafter defined). For purposes of this Agreement, the “Period of Employment” shall commence as of the Effective Date of this Agreement and, unless earlier terminated as provided in this Agreement, shall consist of an initial period of two (2) years (the “Initial Term”), and shall automatically be extended for additional two (2) year terms (each additional two (2) year term called a “Renewal Term”) unless Employer or Executive shall notify the other not less than 30 days prior to the expiration of either the Initial Term or any Renewal Term that Executive’s employment will end at the expiration of the then existing Initial Term or Renewal Term.
     2. Position and Responsibilities.
     During the Period of Employment, the Executive agrees to serve as the President and Chief Executive Officer of AtheroGenics, Inc., reporting directly to the Board of Directors of the Employer (hereinafter the “Board”), and to perform those functions and duties customarily assigned to individuals serving in the position in which the Executive serves hereunder. Without limiting the foregoing, Executive shall be considered an executive officer of Employer, and shall be the Chairman of Employer’s management executive committee. In addition, Executive shall keep the Board of Directors of Employer fully apprised of all material developments occurring under Executive’s supervision and responsibility.

     Except as may otherwise be approved in advance by the Board of Employer, the Executive shall devote his full working time throughout the Period of Employment to the services required of him hereunder. The Executive shall render his services exclusively to the Employer during the Period of Employment, and shall use his best efforts, judgment and energy to improve and advance the business and interests of the Employer in a manner consistent with the duties of his position.
     3. Compensation, Benefits and Perquisites.
           (a) Base Salary
     In exchange for the performance of his duties and responsibilities hereunder and all other services rendered by the Executive in any capacity to the Employer, the Employer agrees to pay base salary (“Base Salary”) to the Executive for the Initial Term equal to $483,453.93 per year. For any Renewal Term thereafter during which this Agreement remains in effect, the Executive’s Base Salary for each such Renewal Term shall be reviewed based upon an annual performance appraisal and competitive market conditions and may be increased from time to time by the Employer (at the sole discretion of Employer). Base Salary shall be payable according to the customary payroll practices of the Employer.
           (b) Incentive Compensation
     In addition to Base Salary, the Executive shall be eligible to receive such incentive compensation (“Incentive Compensation”) as shall be determined by the Board of Directors of Employer (or a committee of the Board). The amount of such Incentive Compensation to be earned in any year shall be based upon certain strategic and financial goals which shall be determined by the Executive and the Board of the Employer. Such strategic and financial goals and target Incentive Compensation shall be set forth in the Employer’s annual budget during the term of this Agreement. For 2007, the target Incentive Compensation shall be $183,712.49. Incentive Compensation earned for a calendar year pursuant to this Agreement shall be payable no later than sixty (60) days following the expiration of the calendar year.
           (c) Equity Compensation
     The Executive shall be eligible to participate in the Employer’s Equity Ownership Plans and receive such awards of stock and/or options thereunder as shall be determined by the Board of Directors or a committee thereof.
           (d) General Benefits and Perquisites
     During the term of this Agreement, the Executive shall be entitled to participate, in accordance with the terms and conditions thereof, in all employee benefit plans or perquisite programs generally available to all executive management personnel of the Employer which may be in effect from time to time during the term of this Agreement; provided, however, that nothing contained herein shall require the Employer to establish, or maintain, any such plan. These benefits are provided in accordance with the provisions of each individual plan, which may be amended from time to time at the sole discretion of the Employer.
           (e) Additional Disability Coverage
     In addition to the employee benefit plan coverage provided under Section 3(d) above, during the term of this Agreement the Executive will be provided with additional “Disability” (as hereinafter defined) benefits in an amount such that the total annual Disability benefit payable under this provision, together with payments under any short-term and/or long-term disability program or policy maintained by the Employer and from workers compensation with respect to the disabling condition, will be equal to 70% of the Executive’s annualized Base Salary immediately prior to the Disability. The Disability benefit provided under this Section 3(e) will be paid from the date of the Disability in the same manner and at the same time that benefits are paid under the Employer’s short-term or long-term disability program or policy, as applicable until the earliest of (i) the cessation of the Disability; (ii) the Executive’s death; (iii) the Executive’s attainment of age 65; (iv) the date when short-term disability benefits terminate if long-term disability benefits do not immediately commence thereafter pursuant to the terms of that policy; or (v) the date when long-term disability policy benefits terminate pursuant to the terms of that policy.
     For purposes of this Agreement, the term “Disability” or “Disabled” has the same meaning as provided in the long-term disability plan maintained by the Employer, not taking into account any exclusion or waiting period under such plan or, if the Employer determines that Code Section 409A is applicable, has the meaning set forth in Code Section 409A and the related tax regulations; provided, however, if Executive is Disabled under the long-term disability plan maintained by Employer but is not Disabled within the meaning of Code Section 409A and he has a Separation from Service when he is Disabled as so provided under such plan, his benefit under this Section 3(e) shall begin on the date of his Separation from Service or, if he is a Specified Employee on such date, shall begin on his Delayed Payment Date, and the payment made on his Delayed Payment Date shall include all the payments which would have been made on and after the date of his Separation from Service but for Executive’s status as a Specified Employee plus interest at the Prime Rate from the date each such payment would have been made but for Executive’s status as a Specified Employee. In the event of a dispute, the determination of Disability or Disabled shall be made by the Board of Directors or its designee. In the event that the Executive shall dispute the determination of the Board of Directors or its designee as to the Disability of the Executive, the Executive may appeal the determination to a panel of three doctors, one to be selected by the Executive at his expense, one to be selected by the Board of Directors or its designee at its expense, and one to be selected by the doctors chosen by the Executive and the Board of Directors or its designee whose expense shall be shared equally between Executive and Employer. The decision of the panel of doctors shall be final. Any Separation from Service for Disability under this Agreement shall not affect the rights, if any, that the Executive may otherwise have under the long-term disability plan the Employer may have in effect at the effective date of such Separation from Service and in which the

Executive is then participating. Employer shall have the right to review any determination of Disability no more frequently than bi-annually.
           (f) Reimbursement of Business Expenses
     The Employer will reimburse the Executive for all reasonable and necessary business expenses (including, but not limited to, professional and service organization dues, journal subscriptions and educational seminars, conferences, symposiums and other meetings) and related travel expenses, incurred or expended in connection with the performance of his duties and responsibilities as Executive under this Agreement in accordance with the reimbursement policies of Employer. Any reimbursement payments made to Executive pursuant to the reimbursement policies of the Employer during the term of this Agreement shall be paid no later than March 15 of the calendar year immediately following the expiration of the calendar year in which the related expense was incurred.
           (g) Change of Control
     In the event of a Change of Control, as defined in Section 4(g) hereof, 36 months of vesting for unvested stock options granted to the Executive pursuant to the Employer’s Equity Ownership Plans (or any other or successor plans) shall be immediately accelerated (but the period during which Executive may exercise the stock options shall not be extended under this Agreement).
      4. Termination of Agreement.
           (a) General
     Upon Executive’s Separation from Service for any reason, (i) the Employer shall pay the Executive any Base Salary that was earned through the effective date of his Separation from Service but which remained unpaid as of that date, and (ii) Executive shall be entitled to any benefits that have been accrued and vested under any of Employer’s employee benefit plans in accordance with and to the extent provided in such benefit plans. Except as otherwise provided in this Agreement, Executive shall not be entitled to any other benefits or payments under this Agreement in the event of his Separation from Service.
           (b) Involuntary Termination
     Employer recognizes that the Executive would incur substantial damage to personal and professional reputation in the event of an Involuntary Termination. Consequently, should such Involuntary Termination occur during the Period of Employment, the Employer shall pay to the Executive, as liquidated damages, an amount (the “Severance Amount”) equivalent to the sum of (i) two times Executive’s then current annualized Base Salary and (ii) a percentage of the target Incentive Compensation otherwise stipulated for the benefit of Executive pursuant to Section 3(b) of this Agreement for the calendar year in which the Involuntary Termination occurs as follows:

Aggregate Period of Employment	Percentage of Target Incentive
with Employer	Compensation Payable

Under one year	None

One year up to two years	100%

Two years and over	200%
     Employer, upon Executive’s Separation from Service, shall pay to Executive one-half of the Severance Amount in a lump sum in cash within thirty (30) days after the date of Executive’s Separation from Service and the remaining one-half of the Severance Amount shall be paid in equal installments over a twelve (12) month period commencing on the first day of the month following the month of Executive’s Separation from Service and at the same time that Base Pay would have been paid has this Agreement continued; provided, Employer’s obligation to make such payments shall be contingent upon Executive signing a general release of all claims, in a form attached hereto as Exhibit A, within twenty-one (21) days following his Separation from Service and not revoking such release within his seven (7) day revocation period.
     Upon Executive’s becoming ineligible to participate in the group health plan(s) sponsored by the Employer, Executive may elect continuation coverage (“Continuation Coverage”) under such plan(s) as permitted by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). During such COBRA coverage period, the Employer will pay (or will reimburse the Executive for paying) the premiums for COBRA Continuation Coverage (excluding any medical flexible spending account coverage) until the first to occur of (i) the second anniversary of the Involuntary Termination, or (ii) the date on which the Executive commences employment with a new employer and is eligible to participate in a subsequent employer’s medical and healthcare employee benefits program with respect to the Employer’s insured group health plan; provided, however, that such payments or reimbursements shall not exceed the amount paid by Employer for the medical and healthcare coverage in effect for Executive and his dependents immediately prior to the COBRA coverage period. All other premiums shall be paid by Executive.
     If the Executive has an Involuntary Termination, the Employer shall accelerate the vesting of its stock options previously granted to Executive pursuant to the Employer’s Equity Ownership Plan (or any other or successor plans) as follows (but the period during which Executive may exercise the stock options shall not be extended under this Agreement):

Options to Have Accelerated
Aggregate Period of	Vesting as of Date of
Employment with Employer	Involuntary Termination

Under one year	None

One year up to two years	Options otherwise vesting within 12 months following Involuntary Termination

Two years and over	Options otherwise vesting within 24 months following Involuntary Termination
     If the Involuntary Termination or a Constructive Discharge occurs within 24 months following a Change of Control, in lieu of the Severance Amount provided in the first paragraph of this Section 4(b) (but paid in the same manner as provided in Section 4(b)), the Severance Amount shall be the aggregate of (i) three times annualized Base Salary and (ii) three times the target Incentive Compensation otherwise payable to him for the year in which the Involuntary Termination or Constructive Discharge occurs. In addition, vesting for all unvested stock options granted pursuant to the Employer’s Equity Ownership Plan (or any other or successor plans) shall be immediately accelerated (but the period during which Executive may exercise the stock options shall not be extended under this Agreement). In order to reduce the impact of any possible excise tax, AtheroGenics agrees to provide a gross up payment equal to the sum of a) the excise tax under Code Section 4999 payable on the severance package and b) the federal, state, local, employment tax and excise tax on the gross up payment. Such gross up payment shall be made no later than the end of the calendar quarter next following the calendar quarter in which the Executive remits the related taxes.
     Except as provided under this Section 4(b), as of the effective date of an Involuntary Termination, all other obligations of the Employer to Executive under this Agreement shall cease.
           (c) Voluntary Resignation
     Except in the case of a voluntary resignation which results from a Constructive Discharge, if the Executive has a Separation from Service because he voluntarily resigns from the positions described in Section 2 during the period in which this Agreement is in effect, then the Employer shall pay the Executive the benefits provided in Section 4(a) of this Agreement. No Incentive Compensation will be paid to the Executive following the date of a voluntary resignation. The respective terms and provisions of any other employee benefit or perquisite program shall control in the case of a voluntary resignation.

     Unless otherwise specifically stated in this Agreement, as of the effective date of a voluntary resignation, all obligations of the Employer to Executive under this Agreement shall cease.
     The Executive must notify the Board of Directors in writing of his intent to voluntarily terminate employment at least thirty (30) days prior to the effective date of such voluntary resignation.
           (d) Termination for Cause
     Notwithstanding any other provision contained in this Agreement, the Employer has the right, at any time, to effect a “Termination for Cause” (as defined in Section 4(g)), of Executive’s employment under this Agreement. Upon the date of such Termination for Cause, the Employer shall pay the Executive the benefits provided in Section 4(a) of this Agreement. No Incentive Compensation will be paid to the Executive following the date of a Termination for Cause. The respective terms and provisions of any other employee benefit or perquisite program shall control in the case of a Termination for Cause.
     Unless otherwise specifically stated in this Agreement, as of the effective date of a Termination for Cause, all obligations of the Employer to Executive under this Agreement shall cease.
           (e) Disability
     In the event the Executive becomes Disabled at any time during the term of this Agreement, the Employer shall make payments to the Executive in amounts equal solely to those specified in Section 3(e) and for the time period specified in Section 3(e). Such payments shall be paid in the same manner and at the same time that Base Salary would have been paid had this Agreement continued. Notwithstanding the foregoing, the Executive shall also be entitled to a pro rata portion of his target Incentive Compensation otherwise stipulated for the benefit of Executive for the calendar year in which he became Disabled, provided Executive still is Disabled as of the end of such calendar year. Such pro rata portion shall be determined by multiplying (i) the total target Incentive Compensation that the Executive was projected to receive in respect of the year of his Disability by (ii) the quotient of the number of days in such year prior to his Disability, divided by 365. Such pro rata Incentive Compensation will be payable at the same time that the full Incentive Compensation would have been payable to the Executive as provided in Section 3(b) hereof.
     Except as provided under this Section 4(e) and Section 3(e), as of the effective date of the Disability, all other obligations of the Employer to Executive under this Agreement shall cease.
           (f) Death
     In the event of the death of Executive during the term of this Agreement, the heirs, personal representatives or beneficiaries designated in writing by Executive, as required by applicable law, shall receive (i) the benefits and payments described in Section 4(a) of this Agreement; (ii) a pro rata portion of the target Incentive Compensation otherwise stipulated for the benefit of Executive for the calendar year in which Executive dies (such pro rata portion determined by multiplying (x) the total target Incentive Compensation that the Executive was projected to receive in respect of the year of his death by (y) the quotient of the number of days in such year prior to his death, divided by 365); and (iii) accelerated vesting of 100% of the stock options previously granted to Executive following Executive’s death. Such pro rata Incentive Compensation will be payable at the same time that the full Incentive Compensation would have been payable to the Executive as provided in Section 3(b) hereof.
           (g) Certain Definitions
     “Change of Control” shall be deemed to have occurred if (i) a tender offer shall be made and consummated for the ownership of 50% or more of the outstanding voting securities of the Employer, (ii) the Employer shall be merged or consolidated with another corporation and as a result of such merger or consolidation less than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of the Employer, (iii) the Employer shall sell all or substantially all of its assets to another corporation which corporation is not wholly owned by the Employer, (iv) a person, within the meaning of Section 3(a)(9) or of Section 13(d)(3) (as in effect on the date hereof) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or other legal entity shall acquire 50% or more of the outstanding voting securities of the Employer (whether directly, indirectly, beneficially or of record), or (v) individuals who, as of the date hereof, together with those directors (x) for whose election proxies shall have been solicited by the board and (y) who are then serving as directors appointed by the board to fill pre-existing vacancies on the board or vacancies caused by death or resignation, but not by either removal or to fill newly created directorships, constitute the Board of Directors of the Employer (the “Incumbent Board”) cease to constitute at least a majority of the Board as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Incumbent Board. For purposes hereof, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(1)(i) (as in effect on the date hereof) pursuant to the Exchange Act.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Constructive Discharge” means a Separation from Service by the Executive on account of, and within two years of the initial existence of, one or more of the following conditions arising without the consent of the Executive: (i) a material diminution in the Executive’s then-current Base Salary; (ii) a material diminution in the authority, duties, or responsibilities of the Executive or the supervisor to whom the Executive is required to report; or (iii) a material change in the geographic location at which the Executive must perform the services; provided, however, that no Separation from Service by the Executive shall be considered a Constructive Discharge unless, within ninety (90) days of the initial existence of a condition described in (i), (ii) or (iii) above, Executive has first provided written notice to the Chief Executive Officer of Employer of the factual circumstances forming the basis for the claim of constructive discharge and of Executive’s intent to treat those circumstances as a Constructive

Discharge under this Agreement, and has further provided the Employer with a period of at least thirty (30) days in which to cure such alleged breach.
     “Delayed Payment Date” means the date that is six (6) months and one (1) day after the date of Executive’s Separation from Service.
     “Involuntary Termination” means the Executive’s (i) involuntary Separation from Service with the Employer, other than as a result of his death, Disability, mandatory retirement pursuant to a retirement policy of Employer or Termination for Cause, or (ii) receipt of notice of the Employer’s intent not to extend the Period of Employment as specified in Section 1. Involuntary Termination also means Executive’s Separation from Service by reason of a voluntary resignation of employment within 90 days following events constituting a Constructive Discharge. Any other type of voluntary termination of employment shall not be deemed an Involuntary Termination.
     “Prime Rate” means the “Prime Rate” of interest as reported in “Interest Rates & Bonds” in the Wall Street Journal, compounded daily.
     “Separation from Service” means a separation from service with the Employer within the meaning of Code Section 409A.
     “Separation Pay” means separation pay within the meaning of Treasury Regulations Section 1.409A-1(m), issued under Code Section 409A.
     “Specified Employee” means a specified employee of the Employer within the meaning of Code Section 409A.
     “Termination for Cause” means the Executive’s Separation from Service as a result of conduct by the Executive amounting to (i) fraud or dishonesty against the Employer, (ii) willful misconduct, or repeated refusal to follow the reasonable directions of the Board of Directors or chief executive officer of the Employer, (iii) knowing violation of law in the course of performance of the duties of Executive’s employment with the Employer, (iv) any violation of the Employer’s formal policies regarding nondiscrimination and equal employment opportunity, sexual harassment and other forms of unlawful workplace harassment, or insider trading of Employer’s securities (whether directly or indirectly), (v) repeated and frequent absences from work without a reasonable excuse, (vi) intoxication with alcohol or drugs while on the Employer’s premises during regular business hours, (vii) a conviction or plea of guilty or nolo contendere to a felony or other crime of moral turpitude in the course of his employment (e.g., fraud, theft, embezzlement and the like), (viii) gross negligence in the performance of Executive’s duties; or (ix) a breach or violation of the terms of this Agreement. With respect to (ii) above, Termination for Cause shall not be permitted until after the Executive has been given written notice of his alleged actions described in clause (ii), listing in reasonable specificity such alleged actions, and after the Executive shall have failed to improve such performance within the time period (which shall have been a reasonable time period) specified in such notice, such time period to be not less than 15 days.

      5. Indemnification.
     The Employer will indemnify the Executive to the fullest extent permitted by applicable laws and regulations in accordance with the Bylaws and Amended and Restated Articles of Incorporation of the Employer. The Employer shall insure and provide a defense to the Executive against all costs, charges and expenses incurred in connection with any action, suit or proceeding to which he may be made a party by reason of his good faith execution of his duties as described in Section 2. In the event that the Executive is found to be liable or culpable, in any action, suit or proceeding involving sexual harassment, discrimination or fraud, the Executive will be obliged to repay to the Employer any costs, charges or expenses incurred by the Employer in connection therewith. The Employer shall enter into an Indemnification Agreement (the “Indemnification Agreement”) with the Executive which sets forth in greater detail the indemnification obligations of the Employer.
      6. Consolidation, Merger or Sale of Assets.
     Nothing in this Agreement shall preclude the Employer from consolidating or merging into or with, or transferring all or substantially all of its assets to another organization which assumes this Agreement and all obligations and undertakings of the Employer hereunder. Upon such a consolidation, merger or sale of assets, the term “Employer” as used will mean the other organization, no termination of Executive’s employment under this Agreement shall be deemed to have occurred merely because of the consummation of a transaction described in this Section 6, and this Agreement shall continue in full force and effect.
     7. Assignment.
     The Employer, with the prior written approval of the Executive, shall have the right to assign this Agreement to an affiliate or subsidiary corporation, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by or against its successors and assigns.
     This Agreement provides for the personal services of the Executive. The Executive shall not have the right to assign or transfer any of the rights or benefits hereunder, nor shall they be subject to voluntary or involuntary alienation.
      8. Amendment, Modification, Termination or Waiver.
     The parties hereby irrevocably agree that no attempted amendment, modification, restatement, termination, discharge or change (collectively, “Amendment”) of this Agreement shall be valid and effective, unless the parties shall unanimously agree in writing to such Amendment. No waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party against whom it is asserted, and any such written waiver shall only be applicable to the specific instance to which it relates and shall not be deemed to be a continuing or future waiver.

      9. Non-Competition.
           (a) Noncompetition
     The parties acknowledge and agree that, because of Executive’s access to the Trade Secrets and Confidential Information (each as hereinafter defined) as well as his duties as described in Section 2, efforts by Executive to engage in directly competitive activities would cause significant, irreparable harm to Employer. The parties further agree that the relevant competitive market for the Restricted Activities (defined below) is nationwide, that Executive will be actively working on behalf of Employer throughout the United States of America, and that Employer would be directly and severely harmed by competitive activities anywhere in the United States of America. Therefore, the parties agree that, during his employment and the applicable Restricted Period, except on behalf of the Employer, Executive shall not engage in the Restricted Activities within the United States of America. For purposes of this Section, the “Restricted Activities” shall mean activities substantially similar to the Executive’s responsibilities described in Section 2 of this Agreement for any company, entity or individual that engages in the research, development, marketing or commercialization of pharmaceuticals or biopharmaceuticals that use an anti-inflammatory mechanism to treat or prevent atherosclerosis. For purposes of this Section, the “Restricted Period” shall be one (1) year after termination of employment.
           (b) Nonsolicitation of joint venture partners.
     During his employment and for one (1) year thereafter, Executive will not solicit or induce any company with whom (i) Employer had a joint venture relationship or similar partnering relationship during the last 24 months of Executive’s employment and (ii) Executive had material contact within the last 24 months of Executive’s employment, for the purpose of establishing a similar joint venture relationship on behalf of another entity with regard to the research, development, marketing or commercialization of pharmaceuticals or biopharmaceuticals that use an anti-inflammatory mechanism to treat or prevent atherosclerosis.
           (c) Nonsolicitation of customers
     During his employment and for one (1) year thereafter, Executive will not solicit or induce any customer or actively sought prospective customer of Employer, with whom Executive had material contact during the last 24 months of his employment, for the purpose of providing products or services relating to pharmaceuticals or biopharmaceuticals used to treat or prevent atherosclerosis.
           (d) Nonsolicitation of employees
     During his employment and for one (1) year thereafter, Executive will not solicit or hire any employee of Employer who was employed by Employer at any time during the three (3) month period prior to the date of Executive’s termination, and will not solicit, encourage, or induce any such employee to leave the employ of Employer.

           (e) Nondisparagement.
     During his employment and for three (3) years thereafter, Executive will refrain from making derogatory or disparaging statements to any person or entity regarding the Company, its management, its products or its services. This provision shall not prohibit Executive from responding truthfully to a subpoena or an inquiry from a governmental agency or as otherwise required by law.
           (f) Reasonableness of covenants
     Executive acknowledges and agrees that the covenants in this section are reasonably limited and are necessary to protect the legitimate business interests of Employer. Executive further acknowledges and agrees that he is capable of finding adequate employment and making a living without violating these covenants.
           (g) Remedies
     Executive acknowledges and agrees that, in the event of a breach of the above covenants, the harm to Employer would be immediate, significant, and irreparable. Executive agrees that, in addition to and without waiving any other remedies to which Employer may be entitled (including recovery of damages), Employer shall be entitled to obtain an injunction to prevent actual or threatened violation of these covenants, and shall not be required to post a bond or other security in order to obtain preliminary or permanent injunctive relief.
      10. Intellectual Property.
           (a) For purposes of this Agreement, the following definitions apply:
               (i) “Trade Secret” means any scientific, technical or non-technical data or information of Employer, without regard to form, including but not limited to, formulas, techniques, processes, procedures, improvements, know-how, patterns, compilations, programs, computer software, devices, methods, techniques, drawings, processes, financial data, financial plans, product or website plans, market feasibility studies, designs and design concepts, documents and manuals related to product plans, designs and design concepts, or lists (whether in written form or otherwise) of actual or potential customers or suppliers, which (i) derive economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use and (ii) are the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets also include any information described in this Section 10(a)(i) which Employer obtains from another party and which Employer treats as proprietary or designates as trade secrets, whether or not owned or developed by Employer.
               (ii) “Confidential Information” means any data or information, without regard to form, other than Trade Secrets, that is of value to Employer and is not generally known to competitors of Employer, including without limitation, lists of any information about Employer’s employees, sales and marketing techniques and information, price lists, pricing policies, Employer’s business methods, training and operations materials, and contracts, records and contractual relations with Employer’s customers and suppliers. Confidential Information also includes any information described in this Section 10(a)(ii) which Employer obtains from another party and which Employer treats as proprietary or designates as confidential information, whether or not owned or developed by Employer.
               (iii) Failure to mark any of the Trade Secrets or Confidential Information as confidential shall not affect its status as Trade Secrets or Confidential Information under this Agreement.
          (b) Executive recognizes and acknowledges that Employer is engaged in the business of research, development, marketing and commercialization of pharmaceuticals and biopharmaceuticals used to treat or prevent specific medical conditions, which activities involve the use of skilled experts and the expenditure of substantial amounts of time and money. As a result of such investments of skill, time and money, Employer has developed certain Confidential Information and Trade Secrets which give Employer significant advantages over its competitors. Due to the nature of Executive’s employment with Employer, Executive understands that he has had, and may have in the future, frequent direct and indirect contact with various suppliers, sources and customers of Employer and may be presented with, have access to, and/or participate in the development of both Confidential Information and Trade Secrets. These Trade Secrets and Confidential Information constitute valuable, special and unique assets of Employer and any disclosure thereof contrary to the terms of this Agreement would cause substantial loss of competitive advantage and other serious injury to Employer.
          (c) For the reasons recited in Section 10(b) above, Executive covenants and agrees that:
                    (i) During Executive’s employment with Employer and after the termination thereof, whether such termination is at Executive’s instance or Employer’s, Executive will not, except as expressly authorized or directed by Employer, use, copy, or disclose, or permit any unauthorized person access to, any Trade Secrets belonging to Employer or any third party; and
                    (ii) During Executive’s employment with Employer and for a period of five (5) years after termination, whether such termination is at Executive’s instance or Employer’s, Executive will not use, copy, or disclose, or permit any unauthorized person access to, any Confidential Information belonging to Employer or any third party.
                    (iii) Upon request of Employer and in any event upon the termination of Executive’s employment with Employer, Executive will deliver to Employer all memoranda, notes, records, tapes, documentation, disks, manuals, files or other documents, and all copies thereof, concerning or containing Confidential Information or Trade Secrets in his possession, whether made or compiled by Executive or furnished to Executive by Employer.
                    (iv) All inventions, discoveries, developments, designs, Trade Secrets, trademarks, copyrightable subject matter and other proprietary information or work product, whether or not patentable (collectively, “Inventions”), which Executive has made or conceived, or may make or conceive, either solely or jointly with others, while providing services to Employer or relating to any of Employer’s actual or anticipated business known to Executive while employed by Employer, or suggested by or resulting from any task assigned to Executive or work performed by Executive for or on behalf of Employer, shall be the exclusive property of Employer. During Executive’s employment and thereafter, Executive will promptly disclose any and all such Inventions to Employer and will promptly execute and deliver, without requiring Employer to provide any further consideration therefor, such confirmatory assignments, instruments or documents as Employer deems necessary or desirable to vest title thereto in Employer. During Executive’s employment and thereafter, Executive will assist Employer in obtaining, maintaining, and enforcing patents and other proprietary rights in connection with any Invention, without requiring Employer to provide any further consideration therefor. In addition, during Executive’s employment and thereafter, Executive will promptly execute and deliver, without requiring Employer to provide any further consideration therefor, any documents necessary or appropriate to comply with any regulatory requirements, inquiries or requests by the Food and Drug Administration or other regulatory bodies, agencies, political entities or the like regarding matters for which Executive had responsibility during his employment.
          (d) Executive acknowledges that Employer does not wish to incorporate any unlicensed or unauthorized materials into its products or technology. Therefore, Executive agrees that Executive will not knowingly disclose to Employer, knowingly use in Employer’s business, or knowingly cause Employer to use, any information or material which is confidential to any third party unless Employer has a written agreement with such third party or Employer otherwise has the right to receive and use such information. Executive will not knowingly incorporate into Executive’s work any material which is subject to the copyrights or patent of any third party unless Employer has a written agreement with such third party or otherwise has the right to receive and use such material.
          (e) Executive represents that there are no other contracts to assign inventions that are now in existence between Executive and any other person or entity. Executive further represents that there are no contracts or other restrictions which would restrict or impair Executive’s performance under this Agreement. As a matter of record, Executive attaches as Exhibit B a brief description of all Inventions made or conceived by Executive prior to Executive’s employment with the Employer which Executive desires to be excluded from this Agreement.
      11. Litigation Assistance.
     Following the termination of Executive’s employment for whatever reason, Executive agrees to assist the Employer (upon the Employer’s request) with regard to threatened or actual litigation concerning the Employer where Executive has knowledge of the facts relating to such threatened or actual litigation. Executive’s assistance in such matter may include, but not be limited to, meeting with the Employer’s attorneys and other professional advisors; providing truthful testimony at a deposition, hearing and/or trial; and providing witness statements or affidavits. Employer agrees to provide Executive with reasonable notice of the need for such assistance and to use reasonable efforts to accommodate Executive’s schedule and minimize the burdens on Executive. Employer shall, as soon as practicable, reimburse Executive’s reasonable out-of-pocket expenses associated with such assistance and shall, as soon as practicable, pay to Executive the sum of $150 per hour for Executive’s time devoted to these obligations; provided, however, that any reimbursement payments or other payments made to Executive pursuant to this Section 11 shall be paid no later than March 15 of the calendar year immediately following the expiration of the calendar year in which the related expense was incurred or the service was rendered, as applicable.
      12. Dispute Resolution.
     Any controversy or claim arising out of or relating to the interpretation or application of this Agreement, or any breach hereof, shall be settled by arbitration in the Fulton County, Georgia area in accordance with the rules of the American Arbitration Association (“AAA”) then in effect, and judgment upon the award rendered by the arbitrator(s) shall be final and binding on the parties hereto and may be entered in any court having jurisdiction thereof.
     All arbitrations pursuant to this Agreement shall be determined by a single arbitrator selected from a panel proposed by the AAA pursuant to the then-current arbitrator selection procedures of the AAA. Each party will bear equally the costs and expenses of arbitration, and each party will bear the costs and expenses of its own counsel, technical advisors and expert witnesses, unless the decision of the arbitrator otherwise directs.
     Any arbitration award rendered in accordance with this Section 12 will be satisfied promptly and without the need for the prevailing party to seek enforcement, which may be sought in any court having competent jurisdiction. In the event resort to enforcement proceedings are required for any award or decision, the party which has not complied with the arbitral award or decision will be responsible for both parties’ reasonable attorneys’ fees and all costs in the enforcement proceeding. The decision of the arbitrators shall be tendered within sixty (60) days of final submission of the parties in writing or any hearing before the arbitrators and shall include their individual votes.
     Notwithstanding the foregoing, in the event of a breach or threatened breach of sections 9 or 10, Employer shall be permitted to seek temporary injunctive relief in a court of competent jurisdiction. Any damages claims arising out of an alleged breach of sections 9 or 10 shall be resolved by arbitration in accordance with this Section 12.
     The parties hereto expressly agree to this arbitration provision:
     Initials:                                                   Initials:
      13. Amendment of Equity Ownership Agreements.
     The various Equity Ownership Agreements entered into with respect to stock option grants made by the Employer to Executive before or during the term of this Agreement (the “Equity Ownership Agreements”), are hereby amended to reflect the accelerated option vesting and other option-related provisions of this Agreement. Except as modified herein, the terms of the Equity Ownership Agreements shall remain in full force and effect, and nothing in this

Agreement shall extend the period during which Executive may exercise the stock options subject to the Equity Ownership Agreements.
      14. Entire Agreement.
     This Agreement and the Indemnification Agreement set forth all the promises, covenants, agreements, conditions and understandings between the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements, understandings, inducements or conditions expressed or implied, oral or written, except as contained herein or in the Indemnification Agreement. This Agreement shall not supersede any prior grant of stock options to Executive pursuant to a formal written stock option agreement.
      15. Change in Taxation.
     If subsequent to the effective date of this Agreement, there occurs a change in the tax laws, regulations or administrative interpretations which would materially impact the taxation of the benefits hereunder, either party to this Agreement may propose an amendment. Any such proposed amendment shall be subject to Section 8. The provisions of this Agreement have been structured by the Employer acting in good faith to avoid to the extent practicable any additional tax on Executive under Section 409A of the Code.
      16. Provisions Severable.
     This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules, and regulations of the jurisdiction in which the parties do business. If any provision of this Agreement, or the application thereof to any person or circumstance shall, for any reason or to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.
      17. Withholding.
     The Employer shall have the right to withhold from any and all payments required to be made to the Executive pursuant to this Agreement all federal, state, local, and/or other taxes which the Employer determines are required to be withheld in accordance with applicable statutes or regulations.
      18. Governing Law.
     This Agreement shall be construed in accordance with the laws of the State of Georgia and the venue of any dispute or litigation shall be Fulton County, Georgia.

      19. ERISA Rules.
     Notwithstanding anything to the contrary contained in this Agreement, all benefits provided hereunder will be subject to applicable rules and regulations promulgated under the Employee Retirement Income Security Act of 1974, as amended.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the 14th day of December, 2007.

ATHEROGENICS, INC.
By:	/s/ Joseph M. Gaynor, Jr.
Title:	Sr. V.P., General Counsel & Corporate Secretary
Date:	December 14, 2007

RUSSELL M. MEDFORD, M.D.:
/s/ Russell M. Medford

Date:	December 14, 2007

     [NOTE: The parties must initial paragraph 12 in addition to signing on this page.]

EXHIBIT A
FORM OF GENERAL RELEASE
     For and in consideration of the severance payments provided to                      (“Executive”) pursuant to the Employment Agreement between AtheroGenics, Inc. (“Employer”) and Executive, effective as of                     , 200     , which is expressly incorporated by reference herein, along with other consideration, the receipt and sufficiency of which are hereby acknowledged, Executive does hereby release, acquit, and forever discharge Employer (or any affiliate, officer, director or employee of Employer) from, and does hereby covenant and agree never to institute or cause to be instituted any suit or other form of action or proceeding of any kind or nature whatsoever against Employer (or any affiliate, officer, director, or employee of Employer) based upon, any and all claims, demands, indebtedness, agreements, promises, causes of action, obligations, damages, or liabilities of any nature whatsoever, in law or in equity, whether or not known, suspected or claimed, that Executive ever had, has claimed to have, now has, or may hereafter have or claim to have against Employer by reason of any act, event, occurrence, or thing occurring on or before the date of this General Release.
     The claims released herein specifically include, but are not limited to, any claims arising in tort or contract, any claim based on wrongful discharge, any claim based on breach of contract, any claim based on sexual harassment or any other form of workplace harassment, and any claim arising under federal, state or local law prohibiting race, sex, age, religion, national origin, handicap, disability or other forms of discrimination, or retaliation, including but not limited to Title VII of the Civil Rights Act of 1964, as amended; 42 U.S.C. § 1981; the Age Discrimination in Employment Act; the Older Workers Benefit Protection Act; the Pregnancy Discrimination Act; the Americans with Disabilities Act; the Family and Medical Leave Act; and the Employee Retirement Income Security Act, each as amended.
     Executive acknowledges that he has been advised to consult with an attorney of his choice regarding the form and content of this General Release, and that he enters into this General Release voluntarily and of his own free will. Executive further acknowledges that he has been provided with a period of at least twenty-one (21) days within which to consider the terms of this General Release. Executive understands that he may revoke this General Release within seven (7) days after signing it, by delivering written notice of revocation to the Chief

Executive Officer of Employer, and that this General Release will not become effective or enforceable until the seven-day revocation period has expired. Executive acknowledges that execution of this General Release is a condition precedent to receipt of the severance payments provided in the Employment Agreement, and that, in the absence of fulfilling this condition precedent by executing this General Release, Executive would not be entitled to receive those severance payments. If Executive revokes this General Release within seven (7) days after signing it, it will become null and void, and Executive will not be entitled to any of the severance benefits provided in the Employment Agreement.
     This General Release and the releases and covenants contained herein shall be binding upon Executive, his heirs, executors, administrators, assigns, agents, attorneys in fact, attorneys at law, and representatives. This General Release and the releases and covenants contained herein shall inure to the benefit of Employer and each of its predecessors, successors, and assigns, and to each of its and their past and present employees, agents, attorneys in fact, attorneys at law, representatives, officers, directors, shareholders, partners, joint venturers, and all of said individuals’ heirs, executors, administrators and assigns.
     Witness the execution of this General Release on the            day of                     , 200     .

Executive

EXHIBIT B
LIST OF PRIOR INVENTIONS